

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2013

<u>Via E-mail</u>
Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

> **Re: Remedent, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period**
>   **Ended June 30, 2013**
> **Filed November 14, 2013**
> **File No. 001-15975**

Dear Mr. Van Acker:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Review Report of Independent Registered Public Accounting Firm, page 1

1.   We note the second paragraph of the review report indicates that the comparative figures in the condensed consolidated interim financial statements of the company as at June 30, 2013 were reviewed by other independent accountants. Please tell us whether Grant Thornton bedrijfsrevisoren CVBA performed the required PCAOB follow up procedures to ensure that there were no changes or concerns regarding its prior review and provided its permission or consent to allow you to file the financial statements under its review. Please provide us a copy of that permission or consent.

2.   Otherwise, if the prior auditor did not or is unable to perform the follow up procedures required by the PCAOB Standards and provide its permission or consent to allow you to file the 2012 interim financial statements under its review, you will be required to engage another Independent Registered Public Accounting Firm, possibly your current auditors, to perform that review and amend the Form 10-Q to include the review report of that accounting firm.

3.   Further, we note that the review report filed is not consistent with AU Sections 722.37 - .46, 522.01 - .08, and 504.15 - .16. In particular, we note that the fourth paragraph of the report should include a statement about whether the accountant is aware of any material modifications that should be made to the accompanying interim financial information for it to conform with accounting principles generally accepted in the United States of America consistent with AU Sections 722.37(g), 722.38 and 522.08. Please amend the filing to include a report that complies.

4.   In the amendment with the revised report, please also address the following inconsistencies noted in the report:

   •   In the first paragraph, the wording does not conform to AU Sections 722.38 and 552.08. We note the absence of the word *and* after *June 30, 2013,* the addition of the third sentence at the end of the paragraph, the absence of the word *condensed* when referring to the statements of operations, comprehensive income and cash flows, and the addition of the words *condensed consolidated interim* when referring to management's responsibility in the second sentence of the paragraph.

- In the last sentence of the third paragraph, the wording does not conform to AU Section 722.38 and 552.08. We note the addition of the word *audited*.
- While the fifth paragraph is not required to be included, if it is, the wording should be consistent with AU Section 722.44.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant